August 8, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Reynolds

Re:	Platinum Group Metals Ltd.
Registration Statement on Form F-3 (File No. 333-226580)

Acceleration Request
Requested Date:             August 10, 2018
Requested Time:             3:00 p.m. (Eastern Time)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on behalf of Platinum Group Metals Ltd. (the “Company”) to become effective on the Requested Date at the Requested Time set forth above, or at such later date and time as we may advise the Commission orally or in writing, or as soon thereafter as practicable.

The Company also requests that the Commission confirm the effective date and time of the Registration Statement in writing.

Sincerely,

PLATINUM GROUP METALS LTD.

By: /s/ Frank R. Hallam
Frank R. Hallam
Chief Financial Officer